Exhibit (a)(1)(B)

FORM OF E-MAIL COMMUNICATION TO ELIGIBLE OPTIONHOLDERS

OF CAMBIUM LEARNING GROUP, INC.

TO:	Certain U.S. Employees of Cambium Learning Group, Inc. or its Subsidiaries
FROM:	Todd Buchardt, General Counsel
SUBJECT:	IMPORTANT NEWS – Offer to Exchange Stock Options
DATE:	June 24, 2013

IMPORTANT NEWS—PLEASE READ IMMEDIATELY AND TAKE ACTION

BEFORE 5:00 P.M., EASTERN TIME, ON JULY 24, 2013

I am pleased to announce that today we have commenced a voluntary option exchange program in which you are eligible to participate. The program will give eligible optionholders a one-time opportunity to surrender all of their outstanding stock options in exchange for new stock options with an expected lower exercise price. This is a voluntary program – eligible optionholders will make their own choice whether to participate.

Today we have also begun mailing personalized exchange offer packets to eligible optionholders with information about the program and how to participate. The packets will be mailed to eligible optionholders’ homes. Eligibility criteria are explained in detail in the program materials being mailed, but generally speaking the program is open to those U.S. employees of Cambium or its subsidiaries holding stock options granted pursuant to the Cambium Learning Group, Inc. 2009 Equity Incentive Plan who have been selected by the Compensation Committee of the Board of Directors of the Company to be eligible to participate in the program.

Eligible optionholders who wish to participate must make their elections before the offer expiration deadline of 5:00 p.m., Eastern Time, on Wednesday, July 24, 2013 (or a later date if the offer is extended).

We have also electronically filed program materials with the U.S. Securities and Exchange Commission (“SEC”). You can view the materials on-line at http://www.sec.gov/edgar/searchedgar/companysearch.html. Please note, however, that the materials filed online do not contain the personalized information that eligible optionholders will need in order to participate. That personalized information is included only in the offer to exchange packets being mailed to eligible optionholders.

This e-mail is merely an announcement that the option exchange program has commenced and that eligible optionholders should expect a delivery of a personalized offer to exchange packet in the coming days. The specific details and terms and conditions of the option exchange program are covered in the materials included in the packets and filed with the SEC. Eligible optionholders should carefully review those materials to make an informed decision whether to participate.

We hope that this exchange program will give eligible optionholders new equity incentives to increase the value of the company as recognition for their ongoing commitment to the success of Cambium.

Todd